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                                                                   June 21, 2000


              PRUDENTIAL MORTGAGE CAPITAL COMPANY, LLC COMPLETES
                     TENDER OFFER FOR THE WMF GROUP, LTD.

     NEWARK, N.J. - Prudential Mortgage Capital Company, LLC, the commercial mortgage lending arm of The Prudential Insurance Company of America, announced today that the tender offer for all outstanding shares of The WMF Group, Ltd. at $8.90 per share in cash expired at midnight yesterday, at which time in excess of 10,562,115 shares, or 96.38% of shares outstanding, were validly tendered and not withdrawn.

     As a result of the successful offer, Prudential Mortgage Capital Company, LLC intends to effect a short-form merger as a result of which WMF (NASDAQ:
WMFG) will become a wholly owned subsidiary of Prudential Mortgage Capital Company, LLC. All shareholders of WMF who did not tender all their shares in the tender offer will be entitled to receive the $8.90 cash price for each of their shares.

     Prudential, with more than $366 billion in assets under management as of December 31, 1999, is one of the largest life insurance companies in the United States and is among the largest financial institutions in the world. Prudential serves more than 17 million individual and institutional customers worldwide, offering a variety of products and services, including life insurance, property and casualty insurance, mutual funds, annuities, pension and retirement related investments and administration, asset management, securities brokerage, and real estate and relocation.